EXHIBIT 4.1


                       THIRD AMENDMENT TO RIGHTS AGREEMENT

         This amendment is made as of November 18, 1999 by and between Illini Corporation, an Illinois corporation (the "Company"), and Illinois Stock Transfer Company, an Illinois corporation (the "Rights Agent").

         WHEREAS, the Company and the Rights Agent entered into a Rights Agreement dated as of June 20, 1997, as amended July 1, 1998 and July 6, 1999 (the "Rights Agreement");

         WHEREAS, the Company and the Rights Agent may from time to time supplement or amend the Rights Agreement pursuant to Section 28 of the Rights Agreement;

         WHEREAS, no Distribution Date (as defined in the Rights Agreement) has occurred;

         WHEREAS, an appropriate officer of the Company has delivered a certificate to the Rights Agent which states that this amendment complies with the terms of Section 28 of the Rights Agreement; and

         WHEREAS, all acts and things necessary to make this Third Amendment a valid, legal and binding instrument of the Company and the Rights Agent have been duly done, performed and fulfilled, and the execution and delivery hereof by each of the Company and the Rights Agent have been in all respects duly authorized by the Company and the Rights Agent, respectively;

         NOW, THEREFORE, the Company and the Rights Agent hereby agree that:

         I. Pursuant to Section 28 of the Rights Agreement, Section 1(c) of the Rights Agreement is hereby amended by adding a new final paragraph as follows:

                  Notwithstanding anything in this definition of Beneficial Ownership to the contrary, a Person shall not be deemed the Beneficial Owner of, or to "beneficially own," any shares of Common Stock of the Company as a result of the operation of that certain Non-compete, Standstill and Sale of Personal Goodwill Agreement to be entered into on November 19, 1999 between the Company and Ernest H. Huls.

         II. This Third Amendment may be executed in two (2) or more counterparts, each of such counterparts shall for all purposes be deemed to be an original and all such counterparts shall together constitute but one in the same instrument.

         III. Terms not defined herein shall, unless the context otherwise requires, have the meanings described to such terms in the Rights Agreement.





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         IV. In executing and delivering this Third Amendment, the Rights Agent shall be entitled to all of the privileges and immunities afforded to the Rights Agent under the terms and conditions of the Rights Agreement.

         V. The parties restate all of the provisions of the Rights Agreement and agree that all such provisions remain in effect. If there is any conflict between the provisions of this Third Amendment and the provisions of the Rights Agreement, the provisions of this Third Amendment shall control.

         VI. The effective date of this Third Amendment is November 18, 1999.

         IN WITNESS WHEREOF, the parties hereto have caused this Third Amendment to be duly executed and attested, all as of the day and year first written above.

ATTEST:                                   ILLINI CORPORATION

By:  /s/ James L. Adkins                  By:  /s/ Burnard K. McHone
     -------------------                       ---------------------
     James Adkins                              Burnard K. McHone
     Title:   Chief Operating Officer          Title:   President

ATTEST:                                   ILLINOIS STOCK TRANSFER
                                          COMPANY

By:  /s/ DeAnne Dicke                     By:  /s/ Robert G. Pearson
     ----------------                          ---------------------
     DeAnne Dicke                              Robert G. Pearson
                                               Title:  President and CEO



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